Mail Stop 3561

August 29, 2008

Defu Dong, Chief Executive Officer
China Techfaith Wireless Communication
    Technology Limited
Tower D2, IT Part, Electronic Town, No. 10A,
Jiu Xian Qiao North Road
Chao Yang District, Beijing
CHINA

> **Re: China Techfaith Wireless Communication Technology Limited**
> **Annual Report on Form 20-F for the Year Ended December 31, 2007**
> **Filed June 12, 2008**
> **File No. 0-51242**

Dear Mr. Dong:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects, page 21

A. Operating Results, page 21

1. In future filings, please disclose the increase in net revenues from international brand owners for each year presented.

Results of Operations, page 24

2. In future filings, please disclose the increase in product sales from your feature phone solution as a result of contracts from regional distributors and international customers in your discussion of component and product sales on page 26. In addition, please disclose the causes for the changes in gross margins in your discussion of gross profit on page 26.

Item 7. Major Shareholders and Related Party Transactions, page 37

Transactions with an Employee, page 39

3. In the first paragraph of this subsection, you state that you sold component products to a "corporate customer" in which 30% of that customer's shares were owned by an "employee" of yours. In future filings, please disclose this corporate customer and the employee to which you refer.

Item 15. Controls and Procedures, page 45

Disclosure Controls and Procedures, page 45

4. In future filings, please provide management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report rather than for the period covered by the report. See Item 15(a) of Form 20-F.

Management's Annual Report on Internal Control over Financial Reporting, page 45

5. You state that your internal control over financial reporting was ineffective as of December 31, 2007 due to two material weaknesses. In future filings, please disclose how and when you plan to remediate these material weaknesses. Additionally, please tell us the effect of the adjustments you recorded in connection with the identification of the material weaknesses on the financial statements. See Section II.B.3 of SEC Release No. 33-8810.

6. In this regard, you state that as of December 31, 2007, you have taken steps to remedy four of the five material weaknesses you identified in 2006. In future filings, please disclose, if true, that the fifth material weakness in 2006 was the absence of an effective and standardized inventory management control that was still a material weakness as of December 31, 2007. Also, please explain why you did not take sufficient steps to remedy that weakness in 2007.

Consolidated Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-11

7. In future filings, please disclose the nature of costs included in inventories in your Inventories subsection on page F-13. See paragraph 6(b) of Rule 5-02 of Regulation S-X.

Government subsidies and grants, page F-17

8. It appears that your revenue recognition policies described in the first and third sentences are inconsistent. In future filings, please reconcile these statements or otherwise advise.

Note 3. Acquisition of Additional Equity Interest of Step Technologies, page F-22

9. In accordance with paragraph 54 of SFAS 141, in future filings, please provide the following information on a pro forma basis:

    •   Results of operations for the current period as though the business combination had been completed at the beginning of the period; and

    •   Results of operations for the comparable prior period as though the business combination had been completed at the beginning of that period.

Note 9. Long-Term Investment, page F-25

10. In regard to your investment in CK Techfaith, please provide us with your fiscal 2007 significance tests under Rule 3-09 of Regulation S-X. If separate financial statements are required for this equity method investment, please file an amendment to include the required financial statements. If you determine that an amendment is necessary, please be sure to revise your entire document to reflect all of the comments in this letter. Also, please tell us your basis for excluding the summarized financial information required by Rule 4-08(g) of Regulation S-X.

Note 14. Share-Based Compensation, page F-32

11. In future filings, please reconcile your disclosures regarding share based compensation related to stock options and restricted stock to the amounts disclosed in the consolidated statements of shareholders' equity and comprehensive income and cash flows.

12. In future filings, please describe your basis for the assumptions used to estimate the fair value of option awards. In addition, please tell us the rationale for using

the same assumptions for each year in which you granted option awards. See paragraph A240e of SFAS 123(R).

13. In future filings, please disclose the method you use to attribute stock-based compensation costs to accounting periods. See paragraph 42 of SFAS 123(R).

Note 17. Segment and Geographic Information, page F-35

14. We note your disclosure on page 13 that you reorganized your business in March 2006 into three parts: (1) handset design; (2) sales of components and products; and (3) wireless software and applications. Further, in your discussion of results of operations beginning on page 25, we note you discuss changes in component and product sales from period to period on a combined basis. In this regard, in future filings, please explain to us why component sales are included in the design contract related revenue segment rather than the product sales segment.

15. We note your disclosure on page 16 that, although Chinese mobile handset customers fueled your initial growth, international brand owners have contributed to an increasing portion of your net revenues. In future filings, please reconcile this statement with your disclosure that you do not present geographical information because you primarily generate revenues from customers in the Peoples Republic of China. If revenues from international brand owners represent export sales, please disclose the amount of export sales for each year presented. See paragraph 38 of SFAS 131.

16. For each year for which a balance sheet is presented, please disclose, in future filings, total assets, the amount of investment in equity method investees, and total expenditures for additions to long-lived assets for each reportable segment. See paragraphs 27-28 of SFAS 131. Additionally, please disclose the amount of goodwill allocated to each reportable segment. See paragraph 45 of SFAS 142.

17. In future filings, please disclose revenues for each product and service or each group of similar products and services unless it is impracticable to do so. If you conclude it is impracticable, please tell us why. See paragraph 37 of SFAS 131.

Exhibits 12.1 and 12.2

18. We note you include the titles of your chief executive officer and chief financial officer in the introductory paragraphs of your certifications. In future filings, please remove these references. Also, please confirm for us that the inclusion of the titles was not intended to limit the capacity in which these individuals provided the certifications.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Advisor, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director